1509 ROBERT DR, LLC

A DELAWARE LIMITED LIABILITY COMPANY

SUBSCRIPTION AGREEMENT

DEFINITIONS

"***Arbitration Location***" shall mean _____.

"***Company***" shall mean: 1509 ROBERT DR, LLC.

"***Company Asset***" means a property located at 1509 Robert C. Blakes Sr. Dr, New Orleans, LA 70130.

"***Effective Date***" shall mean the date upon which the Subscription is accepted by the Company.

"***Manager***" shall mean: Tigran Shahbazian.

"***Manager E-mail***" shall mean: _____

"***Manager Contact Information***" shall mean:

Tigran Shahbazian
[ADDRESS]
[PHONE]

"***Member***" shall mean a member as defined in the Company's Operating Agreement.

"***Memorandum***" means that the Form C of 1509 Robert Dr, LLC provided in connection with the offering of the Interests.

"***Sponsor***" means _____.

"***Subscription Documents***" shall mean this Subscription Agreement, its exhibits, and any documents incorporated by reference therein.

Capitalized words that are used but not defined herein shall have the meaning given them in the Operating Agreement.

Subscriber Name: _____

SUBSCRIPTION AGREEMENT

This Subscription Agreement (this "***Agreement***") is entered into by and between 1509 ROBERT DR, LLC, a Delaware limited liability company (the "***Company***") and the subscriber who executes this Agreement (the "***Subscriber***"), effective as of the date of the Subscriber's signature (electronic or otherwise) to this Agreement. In consideration of the mutual covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber and the Company hereby agree as follows.

1.   **Subscription.**

(a)   Subject to the terms and conditions hereof, the Subscriber hereby irrevocably tenders this subscription (this "***Subscription***") to purchase Class A Membership Interests in the Company (the "***Interests***") in the amount set forth on the "Subscription Amount" line on the Subscriber's applicable signature page hereto (the "***Signature Page***").

(i)   This Subscription, when and if accepted by the Manager, will constitute a commitment to contribute to the Company that portion of the Subscription Amount accepted by the Manager (the "***Commitment***") in accordance with terms of the Operating Agreement of the Company, as the same may be further amended from time to time (the "***Operating Agreement***"), in the form separately furnished to the Subscriber. The Subscriber shall be admitted as a Member in the Company ("***Member***") at the time this Subscription is accepted by the Manager and the Subscriber hereby irrevocably agrees to be bound by the Operating Agreement as a Member thereunder and to perform all obligations thereunder, including making contributions to the Company in accordance with the terms thereof. This Agreement will become irrevocable with respect to the Subscriber at the time of its submission to the Company and may not be withdrawn by the Subscriber unless the Manager rejects this Subscription.

(b)   The Manager, on behalf of the Company, may accept or reject this Subscription, in whole or in part, in its sole discretion. This Subscription shall be deemed to be accepted by the Manager and this Agreement shall be binding against the Manager upon the Manager providing notice to Subscriber of such acceptance. At the Closing, the Manager will deliver notice of such Closing to the Subscriber within a reasonable time after such Closing. Upon such acceptance, the Subscriber shall be issued the Interests for which it has subscribed. Failure to deliver a fully-completed and executed Agreement may result in the Company rejecting this Subscription.

(c)   The Company has the unrestricted right to condition its acceptance of the Subscriber's subscription, in whole or in part, upon the receipt by the Company of any additional instruments (including any designations, representations, warranties, covenants), documentation and information requested by the Company in its sole discretion, including an opinion of counsel to the Subscriber, evidencing the legality of an investment in the Company by the Subscriber and the authority of the person executing this Agreement on behalf of the Subscriber (collectively the "***Additional Documents***"), in addition to these Subscription Documents.

(d)   The Subscriber understands that the Company has entered into or expects to enter into separate subscription agreements with other investors which are or shall be substantially similar in all material respects to this Agreement providing for the admission of such other investors as Members in the Company. This Agreement and such separate subscription agreements are separate agreements and the sale arrangements between the Company and such other investors are separate sales. The Subscriber also acknowledges that the Manager may enter into side letters with certain Members (which may include the Subscriber) which contain terms different from those in this Agreement or amend and supplement certain provisions of the Operating Agreement as it applies to such Members.

2. Representations and Warranties of the Subscriber.

The Subscriber hereby represents and warrants to the Company as of the date of this Agreement and as of the date of any capital contribution to the Company (and the Subscriber agrees to notify the Company in writing immediately if any changes in the information set forth herein occur):

(a) The Subscriber is purchasing the Interests solely for the Subscriber's own account for investment purposes only and not with a view to the sale or distribution of any part or all thereof by public or private sale or other disposition. The Subscriber understands that no public market exists for the Interests and that the Interests may have to be held for an indefinite period of time. The Subscriber has no intention of selling, granting any participation in or otherwise dividing, distributing or disposing of any portion of the Interests, except that participants in and beneficiaries of any Subscriber that is a Qualified Plan Investor (as defined below) shall benefit as provided in plan documents.

(b) The Subscriber understands that the Interests have not been and will not be registered under the Securities Act, or approved or disapproved by the U.S. Securities and Exchange Commission or by any state securities administrator, or registered or qualified under any state securities law. The Interests are being offered and sold in reliance on exemptions from the registration requirements of both the Securities Act and applicable state securities laws, and the Interests may not be transferred by the Subscriber except in compliance with the Operating Agreement and applicable laws and regulations. The Subscriber acknowledges and agrees that the Interests are being offered in reliance upon the exemption from registration under Regulation CrowdFunding. Subscriber understands and acknowledges that Subscriber is investing in a high-risk, speculative business venture. Subscriber may lose all of Subscriber's investment, or under some circumstances more than Subscriber's investment, and Subscriber can afford this loss. This offering has not been reviewed or approved by any state or federal securities commission or division or other regulatory authority and no such person or authority has confirmed the accuracy or determined the adequacy of any disclosure made to Subscriber relating to this offering. The Interests Subscriber is acquiring in this offering are illiquid, there is no ready market for the sale of such Interests, it may be difficult or impossible for Subscriber to sell or otherwise dispose of the investment and, accordingly, Subscriber may be required to hold this investment indefinitely. Subscriber may be subject to tax on Subscriber's share of the taxable income and losses of the Company, whether or not Subscriber has sold or otherwise disposed of Subscriber's investment or received any dividends or other distributions from the Company.

(c) The Subscriber (either alone or with the Subscriber's professional advisers who are unaffiliated with the Company, the Manager, or its affiliates) has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of an investment in the Interests and has the capacity to protect the Subscriber's own interest in connection with the Subscriber's proposed investment in the Interests. The Subscriber understands that an investment in the Interests is highly speculative and the Subscriber is able to bear the economic risk of such investment for an indefinite period of time and the loss of the Subscriber's entire investment.

(d)   All questions of the Subscriber related to the Subscriber's investment in the Interests have been answered to the full satisfaction of the Subscriber and the Subscriber has received all the information the Subscriber considers necessary or appropriate for deciding whether to purchase the Interests.

(e)   This Agreement, upon acceptance by the Company, will constitute a valid and legally binding obligation of the Subscriber, enforceable in accordance with its terms except to the extent limited by applicable bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally and by principles of equity.

(f)   If the Subscriber is a natural person, the Subscriber (i) has full legal capacity to execute and deliver this Agreement and to perform the Partner's obligations hereunder; (ii) affirmatively represents Subscriber is a bona fide resident of the state of residence set forth on Exhibit A and has no present intention of becoming a resident of any other state or jurisdiction; and (iii) will provide proof to the Company of at least one of the following: (A) a valid driver license or nonoperating identification license issued pursuant to title 28, (B) a current voter registration for the state of residence set forth on Exhibit A, or (C) general property tax records showing that the Subscriber owns and occupies property in the state of residence set forth on Exhibit A as the individual's principal residence.

(g)   If the Subscriber is not a natural person, the Subscriber (i) is duly organized and has all requisite power to execute and deliver this Agreement and perform its obligations hereunder, (ii) has taken all necessary action to duly authorize the execution, delivery and performance of this Agreement and (iii) was not organized for the specific purpose of acquiring the Interests.

(h)   Other than as set forth herein or in the Operating Agreement (and any separate agreement in writing with the Company executed in conjunction with the Subscriber's subscription for the Interests), the Subscriber is not relying upon any information, representation or warranty by the Company, the Manager or any of its respective agents or representatives in determining to invest in the Company. The Subscriber has consulted, to the extent deemed appropriate by the Subscriber, with the Subscriber's own advisers as to the financial, tax, legal and other matters concerning an investment in the Interests and on that basis and the basis of its own independent investigations, without the assistance of the Company, the Manager or any of its respective agents or representatives, believes that an investment in the Interests is suitable and appropriate for the Subscriber. **Subscriber hereby represents and warrants that it has had its own independent legal counsel review and approve all of the legal documents executed in connection with its Subscription.**

(i)   The Subscriber has received and read a copy of 1509 Robert Dr, LLC's Form C (the "***Memorandum***") and the corresponding Offering Supplement and understands the risks and expenses of an investment in, the Company. The Subscriber acknowledges that it has reviewed and understands the "Conflicts of Interest" section of the Memorandum, and further understands that (i) the Manager, Sponsor, the Platform Operator and their affiliates (A) may carry on investment activities for their own accounts, for family members and friends who do not invest in the Company; (B) may give advice and recommend investments to their respective family and friends that differs from advice given to, or investments recommended or bought for, the Company, even though their business or investment objectives may be the same or similar; and (C) will be engaged in activities, including investment activities, apart from their management of the Company as permitted by this Agreement; (ii) certain employees of the Manager are expected to continue to perform services for the Manager and its affiliates, as well as for new investment funds and accounts that the Manager may hereafter establish in such manner as the Manager, in its sole discretion, deems appropriate (subject to the limitations on the timing of such establishment, as described below); (iii) certain other selling, general and administrative expenses will be shared by the Company and companies affiliated with the Manager; (iv) the Company may co-invest with affiliates of the Manager, Sponsor and the Platform Operator; and (v) the Company may use affiliates of the Manager, Sponsor or Platform Operator to provide certain services to the Company.

(j)   The Subscriber understands and acknowledges that (i) any description of the Company's business and prospects given to the Subscriber is not necessarily exhaustive, (ii) all estimates, projections and forward-looking statements were based upon the best judgment of the Company's management at the time such estimates or projections were made and that whether or not such estimates, projections or forward-looking statements will materialize will depend upon many factors that are out of the control of the Company and (iii) there is no assurance that any projections, estimates or forward-looking statements will be attained.

(k)   The Subscriber's information provided in this Agreement (including the exhibits hereto) is complete and accurate and may be relied upon by the Company and the Manager. Additionally, by executing the Subscription Agreement, the Subscriber acknowledges and agrees that any identifying information or documentation regarding the Subscriber and/or its suitability to invest in the Company that was furnished by the Subscriber to the Company, the Manager or their affiliates online, or via e-mail, whether in connection with this subscription or previously, may be made available to the Manager, remains true and correct in all respects and may, at the discretion of the Manager, be incorporated by reference herein (collectively, "***Supporting Documents***").

(l)   Neither this Subscription nor any of the Subscriber's contributions or commitments do or will directly or indirectly contravene applicable laws and regulations, including anti-money-laundering laws and regulations. The Subscriber understands and agrees that the Company may undertake any actions that the Company deems necessary or appropriate to ensure compliance with applicable laws, rules and regulations regarding money laundering or terrorism. In furtherance of such efforts, the Subscriber hereby represents, covenants, and agrees that, to the best of the Subscriber's knowledge based on reasonable investigation:

(i)   None of the Subscriber's capital contributions to the Company (whether payable in cash or otherwise) shall be derived from money laundering or similar activities deemed illegal under federal laws and regulations.

(ii)   To the extent within the Subscriber's control, none of the Subscriber's capital contributions to the Company will cause the Company or any of its personnel to be in violation of federal anti-money laundering laws, including without limitation the Bank Secrecy Act (31 U.S.C. 5311 et seq.), the United States Money Laundering Control Act of 1986 or the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, and any regulations promulgated thereunder.

(iii)   The Subscriber acknowledges that due to anti-money laundering requirements operating in the United States, as well as the Company's own internal anti-money laundering policies, the Company and the Manager may require further identification of the Subscriber and the source of its capital contribution before these Subscription Documents can be processed, capital contributions can be accepted or distributions can be made. When requested by the Manager, the Subscriber will provide any and all additional information, and the Subscriber understands and agrees that the Manager may release confidential information about the Subscriber (and, if applicable, any underlying beneficial owner or Related Person[1] to any person) if the Manager has determined that such release is necessary to ensure compliance with all applicable laws and regulations concerning money laundering and similar activities; *provided*, that prior to releasing any such information, the Manager shall confirm with counsel that such release is necessary to so ensure said compliance.

   (m) Except as otherwise disclosed in writing to the Manager, the Subscriber represents and warrants that neither it, nor to the best of its knowledge and belief after due inquiry, the Beneficial Owners (as defined below), nor any person or entity controlled by, controlling or under common control with the Subscriber or the Beneficial Owners, nor any person having a beneficial or economic interest in the Subscriber or the Beneficial Owners, any person for whom the Subscriber is acting as agent or nominee in connection with this investment, nor in the case of a Subscriber which is an entity, any Related Person is:

   (i) a Prohibited Investor;[2]

   (ii) a Senior Foreign Political Figure,[3] any member of a Senior Foreign Political Figure's "*immediate family*," which includes the figure's parents, siblings, spouse, children and in-laws, or any Close Associate[4] of a Senior Foreign Political Figure, or a person or entity resident in, or organized or chartered under, the laws of a Non-Cooperative Jurisdiction;[5]

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[1] For purposes of this subparagraph (n) and subparagraph (o) below, with respect to any entity, any interest holder, director, senior officer, trustee, beneficiary or grantor of such entity; provided that in the case of an entity that is a publicly traded company or a tax qualified pension or retirement plan in which at least 100 employees participate that is maintained by an employer that is organized in the U.S. or is a U.S. government entity (a "***Qualified Plan***"), the term "Related Person" shall exclude any interest holder holding less than 5% of any class of securities of such publicly traded company and beneficiaries of such Qualified Plan.

[2] For purposes of this subparagraph (o), "***Prohibited Investor***" shall mean a person or entity whose name appears on (i) the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Office of Foreign Assets Control; (ii) other lists of prohibited persons and entities as may be mandated by applicable law or regulation; or (iii) such other lists of prohibited persons and entities as may be provided to the Company in connection therewith.

[3] For purposes of this subparagraph (o), "***Senior Foreign Political Figure***" shall mean a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a Senior Foreign Political Figure includes any corporation, business or other entity that has been formed by, or for the benefit of, a Senior Foreign Political Figure.

[4] For purposes of this subparagraph (o), "***Close Associate of a Senior Foreign Political Figure***" shall mean a person who is widely and publicly known internationally to maintain an unusually close relationship with the Senior Foreign Political Figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the Senior Foreign Political Figure.

[5] For purposes of this subparagraph (o), "***Non-Cooperative Jurisdiction***" shall mean any foreign country that has been designated as non-cooperative with international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Task Force on Money Laundering, of which the U.S. is a member and with which designation the U.S. representative to the group or organization continues to concur.

(iii)   a person or entity resident in, or organized or chartered under, the laws of a jurisdiction that has been designated by the U.S. Secretary of the Treasury under Section 311 or 312 of the USA PATRIOT Act as warranting special measures due to money laundering concerns; or

(iv)   a person or entity who gives the Subscriber reason to believe that its funds originate from, or will be or have been routed through, an account maintained at a Foreign Shell Bank,[6] an "offshore bank," or a bank organized or chartered under the laws of a Non-Cooperative Jurisdiction.

(n)   The Subscriber understands the rights, obligations and restrictions of Members, including that withdrawals of capital from the Company by Members are limited by the terms of the Operating Agreement.

(o)   The Subscriber understands that the Company intends to operate in such a manner that (i) an investment in the Company will be a permissible investment for Qualified Plan Investors and (ii) the Company will qualify for an exemption from the "look through" rule of the Plan Asset Regulations (U.S. Department of Labor regulation 20 C.F.R. section 2510.3-101), including limiting the holdings of Qualified Plan Investors to less than 25 percent of the Interests.

(p)   If the Subscriber is or would be an investment company (as defined by the Company Act) but for the exceptions contained in section 3(c)(1) or section 3(c)(7) of the Company Act, (i) the Subscriber's Interests does not represent 40% or more of the total assets and committed capital of the Subscriber, (ii) the Subscriber has informed the Manager of the number of persons that constitute "beneficial owners" of such Subscriber's outstanding securities (other than short-term paper) within the meaning of clause (A) of subsection 3(c)(1) of Company Act, and will inform the Manager promptly upon any change in that number and (iii) the Subscriber agrees that the Manager may require the Subscriber to withdraw at any time so much of its Interests as is necessary to keep such Interests below 10% of the total Interests.

(q)   The Subscriber understands the meaning and legal consequences of the representations and warranties made by the Subscriber herein, and that the Manager is relying on such representations and warranties in making its determination to accept or reject this Agreement.

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[6] For purposes of this subparagraph (o), "***Foreign Shell Bank***" shall mean a Foreign Bank without a Physical Presence in any country, but does not include a Regulated Affiliate.

A "***Foreign Bank***" shall mean an organization that (i) is organized under the laws of a foreign country, (ii) engages in the business of banking, (iii) is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or principal banking operations, (iv) receives deposits to a substantial extent in the regular course of its business, and (v) has the power to accept demand deposits, but does not include the U.S. branches or agencies of a foreign bank.

"***Physical Presence***" shall mean a place of business that is maintained by a Foreign Bank and is located at a fixed address, other than solely a post office box or an electronic address, in a country in which the Foreign Bank is authorized to conduct banking activities, at which location the Foreign Bank (i) employs one or more individuals on a full-time basis, (ii) maintains operating records related to its banking activities, and (iii) is subject to inspection by the banking authority that licensed the Foreign Bank to conduct banking activities.

"***Regulated Affiliate***" shall mean a Foreign Shell Bank that is an affiliate of a depository institution, credit union or Foreign Bank that maintains a Physical Presence in the U.S. or a foreign country regulating such affiliated depository institution, credit union or Foreign Bank.

(r)   The Subscriber understands the risks involved with acquiring the Interests, understands the business of the Company, has thoroughly read and understands all of the provisions of the Operating Agreement and can withstand a total loss of its capital contribution. The Subscriber has read the Memorandum, including the risk factors therein (which may not be an exhaustive list), and understands the risks associated with the investment in the Interests.

3.   **Certificates**. The Subscriber understands and agrees that, as permitted by applicable law, the Interests will not be represented by a certificate unless otherwise determined by the Manager. If the Manager determines to have the Interests represented by a certificate, such certificate shall bear such legends as the Company considers advisable to facilitate compliance with the Securities Act or any other securities law or any other restrictions placed on such Interests.

4.   **Liability.** The Subscriber agrees that neither the Company, the Manager, the Sponsor, the Platform Operator nor any of their respective affiliates, nor their respective managers, officers, directors, members, equity holders, employees or other applicable representatives (collectively, the "***Company, the Manager and their Affiliated Persons***"), shall incur any liability (a) in respect of any action taken upon any information provided to the Company by the Subscriber (including any Supporting Documents or Additional Documents) or for relying on any notice, consent, request, instructions or other instrument believed, in good faith, to be genuine or to be signed by properly authorized persons on behalf of the Subscriber, including any document transmitted by email or (b) for adhering to applicable anti-money laundering obligations whether now or hereinafter in effect.

5.   **Indemnification**.   To the extent permitted by law, the Subscriber agrees that it will indemnify and hold harmless the Company, the Manager, the Sponsor, the Platform Operator and their respective Affiliated Persons from and against any and all direct and consequential loss, damage, liability, cost or expense (including reasonable attorneys' and accountants' fees and disbursements, whether incurred in an action between the parties hereto or otherwise, and including any liability which results directly or indirectly from the Company, the Manager and their Affiliated Persons becoming subject to ERISA or Section 4975 of the Code) (collectively, "***Losses***") which the Company, the Manager, the Sponsor, the Platform Operator and their respected Affiliated Persons, or any one of them, may incur by reason of or in connection with these Subscription Documents (including any Supporting Documents and Additional Documents), including any misrepresentation made by the Subscriber or any of the Subscriber's agents (including, but not limited to, any misrepresentation of Subscriber's status under ERISA or the Code), any breach of any declaration, representation or warranty of Subscriber, the failure by the Subscriber to fulfill any covenants or agreements under these Subscription Documents, its or their reliance on email or other instructions, or the assertion of the Subscriber's lack of proper authorization from the Beneficial Owner(s) to execute and perform the obligations under these Subscription Documents. The Subscriber also agrees that it will indemnify and hold harmless the Company, the Manager and their Affiliated Persons from and against any and all direct and consequential Losses that they or any one of them, may incur (a) as provided in Section 10 below and (b) by reason of, or in connection with, the failure by the Subscriber to comply with any applicable law, rule or regulation having application to the Company, the Manager or their Affiliated Persons.

6.   **Power of Attorney. The Subscriber hereby irrevocably makes, constitutes and appoints the Manager (which constitution and appointment is coupled with an interest), with full power of substitution and resubstitution, the Subscriber's true and lawful attorney-in-fact for the**

Subscriber and in the Subscriber's name (as the Manager shall determine), place and stead and for the Subscriber's use and benefit to make, execute, deliver, certify, acknowledge, swear to, file, record and publish:

(a) The Operating Agreement in substantially the form furnished by the Manager to the Subscriber and the Company's Certificate of limited liability company, and any amendments to either of such documents as provided in the Operating Agreement; and

(b) Any instruments and documents necessary to (i) qualify or continue the Company as a limited liability company in the states or other jurisdictions where the Manager deems advisable and (ii) effect the assignment of Interests or the dissolution and termination of the Company in accordance with the Operating Agreement.

7. **Dispute Resolution.**

(a) Notwithstanding anything to the contrary in this Agreement or the Operating Agreement, and except for any claim or action that the Manager or Company may elect to commence to enforce any of its rights or the Subscriber's obligations under this Subscription Agreement or the Operating Agreement, the Subscriber agrees that all disputes arising out of (i) this Agreement, (ii) the Company's offering of the Interests, (iii) the Subscriber's Subscription for the Interests and (iv) the Subscriber's rights and obligations under the Operating Agreement shall be submitted to and resolved by binding arbitration in accordance with this Section **7**. The Subscriber acknowledges and agrees that the parties are waiving their right to seek remedies in court, including the right to jury trial.

(b) The arbitration will be conducted in the Arbitration Location, and in accordance with Texas law and the rules then in effect of the American Arbitration Association in accordance with its rules for commercial disputes before a single arbitrator appointed in accordance with such rules. The award of the arbitrator shall be final and conclusive and judgment on the award rendered may be entered in any court having jurisdiction.

(c) No person will bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against the other party that has initiated in court a putative class action or that is a member of a putative class that has not opted out of the class with respect to any claims encompassed by the putative class action until (i) the class certification is denied, (ii) the class is decertified or (iii) the other party is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except if stated herein.

8. **Waiver; Conflict of Interest**. The Subscriber acknowledges and agrees that the Manager and its affiliates will be subject to various conflicts of interest in carrying out the Manager's responsibilities to the Company. Affiliates of the Manager may also be in competition with the Company or its investments. Other funds may be formed in the future with objectives that are the same as or similar to the Company's objectives. Each Subscriber hereby waives any such conflicts of the Manager and its affiliates by executing this Subscription Agreement.

9. **Confidentiality**. The Subscriber shall keep confidential, and not make use of or disclose to any person (other than for purposes reasonably related to its interest in the Company or as required by

law), any information or matter received from or relating to the Company; provided that the Subscriber may disclose any such information to the extent that such information (i) is or becomes generally available to the public through no act or omission of the Subscriber, (ii) was already in the possession of the Subscriber at the time of such disclosure or (iii) is communicated to the Subscriber by a third party without violation of confidentiality obligations.

10.   **Beneficial Ownership.** The Subscriber represents and warrants that it is subscribing for Interests for Subscriber's own account and own risk, unless the Subscriber advises the Company to the contrary in writing and identifies with specificity each Beneficial Owner (as defined below) as well as such other information and/or documentation as may be requested or required by the Manager. The Subscriber also represents that it does not have the intention or obligation to sell, distribute or transfer its Interests or any portion thereof, directly or indirectly, to any other person or entity or to any nominee account. If the Subscriber is subscribing on behalf of a Beneficial Owner, then the Subscriber represents that all subscription payments transferred to the Subscriber with respect to such Beneficial Owner originated directly from a bank or brokerage Account in the name of such Beneficial Owner.

The Subscriber represents and warrants that the Subscriber is not (a) acting as trustee, custodian, agent, representative or nominee for (or with respect to) another person or entity (howsoever characterized and regardless of whether such person or entity is deemed to have a property interest, or the like, with respect to such Interests under local law) or (b) an entity (other than a publicly-traded company listed on an organized exchange (or a subsidiary or a pension fund of such a company) based in a FATF-Compliant Jurisdiction (as defined below) investing on behalf of underlying investors (including a Fund-of-Funds) (the persons, entities and underlying investors referred to in (a) and (b) being referred to collectively as the "***Beneficial Owners***"). If the preceding sentence is not true, the Subscriber represents and warrants that:

(i) The Subscriber understands and acknowledges that the representations, warranties and agreements made herein are made by the Subscriber (A) with respect to the Subscriber and (B) with respect to each of the Beneficial Owners;

(ii) The Subscriber has all requisite power and authority from each of the Beneficial Owners to execute and perform the obligations under these Subscription Documents and to bind each such Beneficial Owner as a party hereto;

(iii) The Subscriber has adopted and implemented anti-money laundering policies, procedures and controls that comply, and will continue to comply, in all respects, with the requirements of applicable anti-money laundering laws and regulations; and

(iv) The Subscriber has verified, or has access to, the identity of each Beneficial Owner, holds evidence of such identity and will make such evidence, together with any other documentation or information reasonably necessary to support the accuracy of Subscriber's representations and warranties contained herein, available to the Company upon request, and has procedures in place to ensure that the Beneficial Owners are not Prohibited Investors.

11.   **"Big Boy" Provision**. In view of the fact that Subscriber is sophisticated, has had access to information sufficient to make an investment decision and has conducted its own due diligence, and has made its investment decision without reliance on (i) the Manager, (ii) any material information the Manager may have about the Company, or (iii) any disclosures of non-public information that may have been made to the Manager (or that the Manager may have independently obtained), and further in view of all of the representations Subscriber has made in Section 2, Subscriber hereby irrevocably: (i) waives any right to

any and all actions, suits, proceedings, investigations, claims or liabilities of any nature, including but not limited to actions under Rule 10b-5 of the Securities Exchange Act of 1934 or similar laws (collectively "Claims") that may arise from or relate to the possession of or failure to disclose non-public information, (ii) releases any Claims against the Manager, or any other party, and (iii) agrees to refrain from pursuing against any Claims against such parties.

12.   **Survival**. The representations, warranties and agreements contained in this Agreement shall survive the execution of this Agreement by the Subscriber and acceptance of this Agreement by the Company.

13.   **Additional Information**. The Subscriber agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Manager and furnish any information relating to the Subscriber's relationship with the Company as required by governmental agencies having jurisdiction over the Company.

14.   **Terms of Use and Privacy Policy.** The Subscriber acknowledges that it has read the Platform's Terms of Use and Privacy Policy found at _____ and agrees to be bound by the terms and provisions set forth therein.

15.   **Assignment and Successors**. This Agreement may be assigned by the Subscriber only with the prior written consent of the Company. Subject to the foregoing, this Agreement (including the provisions of Section **6**) shall be binding on the respective successors, assigns, heirs and legal representatives of the parties hereto.

16.   **No Third Party Beneficiaries**. This Agreement shall not confer any rights or remedies upon any person, other than the parties hereto.

17.   **Amendment; Waiver**. Neither this Agreement nor any term hereof may be amended other than by written consent of the Subscriber and the Company. No provision hereof may be waived other than in a writing signed by the waiving party. Unless expressly provided otherwise, no waiver shall constitute an ongoing or future waiver of any provision hereof.

18.   **Governing Law**. This Agreement is governed by and shall be construed in accordance with the laws of the State of Delaware, without regard to conflict of laws principles. For the purpose of any judicial proceeding to enforce an award or incidental to arbitration or to compel arbitration, the Subscriber and the Company hereby submit to the non-exclusive jurisdiction of the courts located in the Arbitration Location, and agree that service of process in such arbitration or court proceedings shall be satisfactorily made upon it if sent by registered mail addressed to it at the address set forth on the Subscriber Information page and Definitions page respectively.

19.   **Entire Agreement**. This Agreement, the Operating Agreement and any side letter entered into between the Manager or the Company and the Subscriber, and all of the exhibits and appendices attached hereto and thereto, constitutes the entire agreement and understanding between the parties with respect to the subject matter hereof and thereof and supersedes any prior written or oral agreements or understandings of the parties with respect thereto.

20.   Notice. All communications hereunder shall be in writing and delivered in person, by registered or certified mail, by electronic mail or otherwise delivered to the Subscriber at the applicable address or number set forth on <u>Exhibit A</u> hereto and to the Company at the address or number set forth in the Definitions hereto, or at such other place as the receiving party may designate to the other party by written notice. Each such communication shall be deemed received on the earlier of (i) receipt, (ii) personal delivery, (iii) transmission by electronic mail (with evidence of transmission from the transmitting device), (iv) one business day after deposit with a nationally recognized overnight courier service or (v) three business days after being sent by registered or certified mail, return receipt requested, postage prepaid.

21.   Severability. If any provision of this Agreement is held by applicable authority to be unlawful, void or unenforceable to any extent, such provision, to the extent necessary, shall be severed from this Agreement and the remainder of this Agreement shall not be affected thereby and shall continue in full force and effect.

22.   Copies and Counterparts. Copies of signatures to this Agreement shall be valid, binding and effective as original signatures for all purposes hereunder. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which taken together shall constitute one agreement.

23.   Electronic Delivery of Disclosures and Schedule K-1. The Subscriber understands that the Company and the Manager expect to deliver tax return information, including Schedule K-1s (each, a "***K-1***") to the Subscriber by either electronic mail, a posting to a Subscriber-accessible platform, or some other form of electronic delivery. Pursuant to IRS Rev. Proc. 2012-17 (Feb. 13, 2012), the Subscriber hereby expressly understands, consents to, and acknowledges such electronic delivery of tax returns and related information.

(i)   The Subscriber's consent to electronic delivery will apply to all future K–1s unless such consent is withdrawn by the Subscriber.

(ii)   If for any reason the Subscriber would like a paper copy of the K-1 after the Subscriber has consented to electronic delivery, the Subscriber may submit a request via email to [EMAIL] or send a written request to [ADDRESS]. Requesting a paper copy of the Subscriber's K-1 will not be treated as a withdrawal of consent.

(iii)   If the Subscriber in the future determines that it no longer consents to electronic delivery, the Subscriber will need to notify the Company so that it can arrange for a paper K-1 to be delivered to the address that the Company then currently has on file. The Subscriber may submit notice via email to [EMAIL] or send a written request to [ADDRESS]. The Subscriber's consent is considered withdrawn on the date the Company receives the written request to withdraw consent. The Company will confirm the withdrawal and its effective date in writing. A withdrawal of consent does not apply to a K-1 that was emailed to the Subscriber before the effective date of the withdrawal of consent.

(iv)   The Company (or the Manager) will cease providing statements to the Subscriber electronically if the Subscriber provides notice to withdraw consent, if the Subscriber ceases to be a member of the Company, or if regulations change to prohibit the form of delivery.

(v)   If the Subscriber needs to update the Subscriber's contact information that is on file, please email the update to the Manager. The Subscriber will be notified if there are any changes to the contact information of the Company.

(vi)   The Subscriber's K-1 may be required to be printed and attached to a federal, state, or local income tax return.

BY ELECTRONICALLY SIGNING THIS AGREEMENT, THE SUBSCRIBER:

(i)   AGREES TO THE TERMS OF THE SUBSCRIPTION AGREEMENT.

(ii) ACKNOWLEDGES THAT ANY MISSTATEMENT MAY RESULT IN AN IMMEDIATE REDEMPTION OF SUBSCRIBER'S INTERESTS.

(iii) AGREES THAT IF THE COMPANY BELIEVES THAT SUBSCRIBER OR A BENEFICIAL OWNER OF SUBSCRIBER IS A PROHIBITED INVESTOR, THE COMPANY MAY BE OBLIGATED TO FREEZE SUBSCRIBER'S INVESTMENT, DECLINE TO MAKE DISTRIBUTIONS OR SEGREGATE THE ASSETS CONSTITUTING SUBSCRIBER'S INVESTMENT WITH THE COMPANY IN ACCORDANCE WITH APPLICABLE LAW.

1509 ROBERT DR, LLC

SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT

INDIVIDUALS
(Where electronic signature on Platform not available)

       IN WITNESS WHEREOF, the Subscriber hereby executes this Agreement as of the date set forth below.

Date: _____

Subscription Amount: $_____

Subscriber #1:   **Subscriber #2:** *(if more than one individual)*

_____   _____
(*Signature*)   (*Signature*)

_____   _____
(*Print Name*)   (*Print Name*)

1509 ROBERT DR, LLC

SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT

ENTITIES
(Where electronic signature on Platform not available)

IN WITNESS WHEREOF, the Subscriber hereby executes this Agreement as of the date set forth below.

Date: _____

Subscription Amount: $_____

Subscriber:

_____
(Name of Subscriber)

_____
(*Signature of Signatory*)

_____
(*Print Name of Signatory*)

_____
(*Title of Signatory*)

Exhibit A

SUBSCRIBER INFORMATION
(May also be provided electronically through Platform)

1. Name of Subscriber:

   _____

2. Subscription Amount:

   _____

3. U.S. Taxpayer Identification Number or Social Security Number (if applicable):

   _____

4. Jurisdiction of Organization (for entities):

   _____

5. Subscriber's Address of Residence or Principal Place of Business:

   _____

   _____

6. Address for Delivery and Notices (if different from above):

   _____

   _____

7. Phone Number:

   _____

8. Email Address:

   _____

9. For all Subscribers:

   ☐   I agree to electronic delivery of disclosures and Schedule K-1

10. For Non-Individuals (check one):

    ☐   Manager

    ☐   Limited Partnership

    ☐   Limited Liability Company

    ☐   Corporation

    ☐   Individual Retirement Account (custodian or trustee must sign)

    ☐   Trust (other than IRA) (trustee must sign)

    ☐   Qualified Plan (other than IRA)

    ☐   Other: _____

11.   For Individuals (check one)

       ☐   Single Individual (one signatory required)

       ☐   Joint Tenants with Right of Survivorship (each individual must sign)

       ☐   Tenants-in-Common (each individual must sign)

       ☐   Community Property (one signatory required)

       ☐   Other: _____

12.   For Investors who are not a U.S. Persons (as defined in Section 2(s) above):

       ☐   Copy of Passport (attached)

13.   The following IRS form is filled out, signed, and attached (check one):

       ☐   W-9 (for Investors who are U.S. Persons)

       ☐   W-8BEN (for Individual Investors who are <u>not</u> a U.S. Person)

       ☐   W-8BEN-E (for Non-Individual Investors who are <u>not</u> a U.S. Person)

PRIVACY NOTICE

Manager is committed to protecting your privacy and maintaining the confidentiality and security of your personal information, and in connection therewith, this Privacy Policy is observed by Manager. This Privacy Policy explains the manner in which Manager collects, utilizes and maintains nonpublic personal information about its investors ("*Investors*"), as required under Federal Law. "*Manager*" collectively refers to the Manager and each investment account, partnership, limited liability company or fund (individually a "*Company*," and collectively, the "*Companies*") for which the Manager serves as general partner, managing member, or manager. This Privacy Policy only applies to products and services provided by Manager to individuals (including regarding investments in the Company) and which are used for personal, family, or household purposes (not business purposes).

Collection of Investor Information

Manager collects personal information about its Investors from the following sources:

1.   Subscription forms, investor questionnaires, account forms, and other information provided by the Investor in writing, in person, by telephone, electronically or by any other means. This information includes name, address, employment information, and financial and investment qualifications;

2.   Transactions within the Company, including account balances, investments, distributions and fees;

3.   Other interactions with Manager's affiliates (for example, discussions with our staff); and

4.   Verification services and consumer reporting agencies, including an Investor's creditworthiness or credit history. (Manager generally does not use these services.)

Disclosure of Nonpublic Personal Information

Manager may share nonpublic personal information about its Investors or potential Investors with affiliates, as permitted by law. Manager does not disclose nonpublic personal information about its Investors or potential Investors to nonaffiliated third parties, except as permitted by law (for example, to service providers who provide services to the Investor or the Investor's account).

Manager may share nonpublic personal information, without an Investor's consent, with affiliated and nonaffiliated parties in the following situations, among others:

1.   To respond to a subpoena or court order, judicial process or regulatory inquiry;

2.   In connection with a proposed or actual sale, merger, or transfer of all or a portion of its business;

3.   To protect or defend against fraud, unauthorized transactions (such as money laundering), law suits, claims or other liabilities;

4.   To service providers of Manager in connection with the administration and operations of Manager, the Company and other Manager products and services, which may include brokers, attorneys, accountants, auditors, administrators or other professionals;

5.   To assist Manager in offering Manager-affiliated products and services to its Investors;

6.	To process or complete transactions requested by an Investor; and

7.	For any proper purpose as contemplated by or permitted under the applicable Company offering, governing or organizing documents.

Former Customers and Investors

The same Privacy Policy applies to former Investors.

Protection of Investor Information

Manager maintains physical, electronic and procedural safeguards that comply with federal standards to protect customer information. Manager restricts access to the personal and account information of Investors to those employees who need to know that information in the course of their job responsibilities.

Further Information

Manager reserves the right to change this Privacy Policy at any time. The examples contained within this Privacy Policy are illustrations and are not intended to be exclusive. This Privacy Policy complies with Federal Law regarding privacy. You may have additional rights under other foreign or domestic laws that may apply to you. All questions should be directed to Manager Contact Information.